SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

SPDR Nuveen Barclays Capital Short Term

Municipal Bond ETF

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

78464A425

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 78464A425	Page 1 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power * *See the response to Item 5.
	6)	Shared Voting Power * *See the response to Item 5.
	7)	Sole Dispositive Power * *See the response to Item 5.
	8)	Shared Dispositive Power * *See the response to Item 5.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 78464A425	Page 2 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power * *See the response to Item 5.
	6)	Shared Voting Power * *See the response to Item 5.
	7)	Sole Dispositive Power * *See the response to Item 5.
	8)	Shared Dispositive Power * *See the response to Item 5.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 78464A425	Page 3 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power * *See the response to Item 5.
	6)	Shared Voting Power * *See the response to Item 5.
	7)	Sole Dispositive Power * *See the response to Item 5.
	8)	Shared Dispositive Power * *See the response to Item 5.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 78464A425	Page 4 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power * *See the response to Item 5.
	6)	Shared Voting Power * *See the response to Item 5.
	7)	Sole Dispositive Power * *See the response to Item 5.
	8)	Shared Dispositive Power * *See the response to Item 5.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) BK

Page 5 of 7 Pages

ITEM 1(a) -	NAME OF ISSUER:

SPDR Nuveen Barclays Capital Short Term Municipal Bond ETF

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Lincoln Street

Boston, Massachusetts 02111

ITEM 2(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association; and PNC Delaware Trust Company

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 300 Delaware Avenue, Wilmington, DE 19801

ITEM 2(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Delaware Trust Company - Delaware

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) -	CUSIP NUMBER:

78464A425

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 6 of 7 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2015:

(a)	Amount Beneficially Owned:

*

*See the response to Item 5.

(b)	Percent of Class:

*

*See the response to Item 5.

(c)	Number of shares to which such person has:

(i)	sole power to vote or to direct the vote

*

(ii)	shared power to vote or to direct the vote

*

(iii)	sole power to dispose or to direct the disposition of

*

(iv)	shared power to dispose or to direct the disposition of

*

*See the response to Item 5.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Each reporting person has ceased to beneficially own more than 5% of the stock of the issuer.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 7 of 7 Pages

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016	February 12, 2016
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ Nicholas M. Marsini, Jr.
Signature - The PNC Financial Services Group, Inc.	Signature - PNC Bancorp, Inc.
Gregory H. Kozich, Senior Vice President & Controller	Nicholas M. Marsini, Jr., Chairman
Name & Title	Name & Title

February 12, 2016	February 12, 2016
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ Richard F. Cairns
Signature - PNC Bank, National Association	Signature – PNC Delaware Trust Company
Gregory H. Kozich, Executive Vice President & Controller	Richard F. Cairns, Managing Director
Name & Title	Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED